ModVans Inc 665 Spice Islands Drive Suite 102 Sparks, NV 89431 June 13, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Bradley Ecker Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc. (the “Company”) Request for Effectiveness Notice Post Qualification Amendment to Offering Statement on Form 1-A Filed on June 9, 2025 File No. 024-12333

Dear Mr. Ecker:

The Company respectfully requests that the above-referenced Offering Circular be declared effective by the Securities and Exchange Commission as soon as possible or by 4:00 p.m., Monday, June 16, 2025, whichever is soonest.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for effectiveness.

Thank you.

Sincerely,

/s/ P.J. Tezza

P.J. Tezza
CEO, ModVans Inc